AMENDMENT TO THE MANAGEMENT CONTRACT

This Amendment is made as of October 1, 2014 to the Management Contract, dated March 31, 2008, by and between Laudus Trust, (the “Trust”) on behalf of the Laudus Mondrian International Equity Fund (the “Fund”), and Charles Schwab Investment Management, Inc. (“CSIM”).

WHEREAS, the Trust and CSIM desire to amend Section 3 of the Management Contract for the purpose of making a non-material change to reflect reduced compensation payable to the Manager.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, the parties hereby agree as follows:

1. The first paragraph of Section 3 of the Management Contract is amended and restated in its entirety to read as follows:

The Fund will pay to the Manager as compensation for the Manager’s services rendered, for the facilities furnished and for the expenses borne by the Manager pursuant to Section 1, a fee, computed and paid monthly at the annual rate (based on the number of days elapsed through the end of the month) of 0.75% of the Fund’s net assets, as of the last business day of the month. Such fee shall be payable for each month within five (5) business days after the end of such month.

2. Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

LAUDUS TRUST		CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

By:	/s/ Omar Aguilar	By:	/s/ George M. Pereira
Title:	SVP, CIO - Equities	Title:	SVP, CFO & COO